Exhibit 99.1

ABITS GROUP DOUBLES CAPACITY TO 22MW

Hong Kong, Jan.6, 2025 (GLOBE NEWSWIRE) -- Abits Group Inc. (NASDAQ: ABTS), a U.S.-based digital data center operator specializing in Bitcoin self-mining operations, today announced a significant expansion of its operations through a new 10MW hosting facility in Memphis, Tennessee, effectively doubling its mining capacity.

The Company has successfully completed the deployment of 400 units of Antminer T21 at its Duff operation which now runs a total hash rate of approximately 500PH/s. The Memphis addition, secured through a hosting agreement with 4545 S Mendenhall LLC, will increase the Company's total power capacity to 22 MW and is expected to raise the total output to approximately 1EH/s.

“This strategic expansion marks a pivotal moment in our growth trajectory” commented Phil Hicks, the General Manager (North America) “The new Memphis facility complements our existing operations in Tennessee and positions us to significantly enhance our mining capabilities in a region known for its competitive energy costs and reliable infrastructure.”

The Company has already initiated the first phase of miner procurement, with an order of 800 Antminer T21 for delivery by the end of January with the remaining 1,350 units scheduled for procurement and total deployment before the end of the first quarter of 2025.

The expansion aligns with the’ strategic vision to strengthen its position in the North America while maintaining operational efficiency and technological advancement.

About Abits Group Inc.

Abits Group Inc. (NASDAQ: ABTS) is a U.S.-based digital data center operator specializing in Bitcoin self-mining operations. For more information, please visit www.abitsgroup.com or contact ir@abitgrp.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

ir@abitgrp.com